April 9, 2020

Deric D. Bryant
Chief Executive Officer
ChampionX Holding Inc.
c/o Ecolab Inc.
1 Ecolab Place
St. Paul, MN 55102

       Re: ChampionX Holding Inc.
           Amendment No. 1 to Registration Statement on Form S-4
           Filed April 1, 2020
           File No. 333-236380

Dear Mr. Bryant:

      We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our March 6, 2020 letter.

Amendment No. 1 to Registration Statement on Form S-4

Information about Apergy, page 84

1. We note your response to our prior comment 2. Please revise your disclosure regarding
       Apergy being a "leading provider" and one of its products being a leader in the market to provide the additional detail from your response regarding how you determined that
       Apergy was a leading provider and has a product that was a leader in the market.
       Alternatively, please remove these statements.
 Deric D. Bryant
FirstName LastNameDeric D. Bryant
ChampionX Holding Inc.
Comapany NameChampionX Holding Inc.
April 9, 2020
Page 9,
April 2 2020 Page 2
FirstName LastName
Background of the Transactions, page 154

2. We note your response to our prior comment 7 and reissue in part. Please disclose if there were any material changes to the terms of the key issues discussed in the second full paragraph on page 160 from the date that the Ecolab Board approved the proposed transactions to the date that the transaction documents were executed. You may contact Christie Wong at 202-551-3684 or Al Pavot at
202-551-3738 if you
have questions regarding comments on the financial statements and related matters. Please contact Ada D. Sarmento at 202-551-3798 or Mary Beth Breslin at 202-551-3625 with any other questions.



                                                              Sincerely,

                                                              Division of
Corporation Finance
                                                              Office of Life
Sciences
cc:      Charles W. Mulaney, Jr., Esq.